FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended June 30, 2012, filed on August 6, 2012 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 21, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2012

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2012	Three months ended June 30, 2011	Year ended March 31, 2012
Net sales	1,814,498	1,929,548	7,846,216
Income (loss) before income taxes	37,825	(17,433)	(812,844)
Net income (loss)	11,075	(32,624)	(816,144)
Net income (loss) attributable to Panasonic Corporation	12,809	(30,351)	(772,172)
Comprehensive income (loss) attributable to Panasonic Corporation	(50,962)	(54,915)	(881,189)
Total Panasonic Corporation shareholders’ equity	1,867,175	2,766,180	1,929,786
Total equity	1,904,449	2,866,220	1,977,566
Total assets	6,432,717	7,665,004	6,601,055
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	5.54	(13.13)	(333.96)
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	29.0	36.1	29.2
Net cash provided by (used in) operating activities	53,769	(34,592)	1,983
Net cash provided by (used in) investing activities	1,317	(56,367)	(341,876)
Net cash used in financing activities	(73,815)	(35,885)	(53,094)
Cash and cash equivalents at end of period	536,651	837,041	574,411

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

	3.	Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the amounts of the net cash provided by (used in) operating activities and net cash provided by (used in) investing activities for fiscal 2012 (including quarterly period) are changed.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 564 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

Panasonic changed the Group organizational structure in January 2012, resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems

& Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car-related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

During the three months ended June 30, 2012, there were no major changes in principal businesses.

During the three months ended June 30, 2012, there were changes in major affiliated companies as follows.

The Company absorbed Panasonic Electronic Devices Co., Ltd. (Industrial Devices segment) and other on April 1, 2012.

II	The Business

(1)	Operating Results

During the first quarter under review, the Japanese market showed a slow recovery with an increasing number of housing starts due to growing reconstruction demand following the Great East Japan Earthquake, and the government’s eco-housing subsidy. Another factor is automobile sales growth due to the eco-car subsidy. However, the home electronics market, especially flat-panel TVs, continued to be very difficult. In the meantime, the global economy as a whole slowed down caused by the economic turmoil re-triggered by the European financial crisis, despite signs of economic recovery in some regions.

Under such business circumstances, Panasonic has been working towards establishing new profit-making business models and recovering business performance with the united efforts of all Panasonic under the new business structure which enables the Company to strengthen a more direct relationship with consumers globally.

In such an environment, consolidated group sales for the first quarter decreased by 6% to 1,814.5 billion yen due mainly to weak demand for AV products in Japan, compared with 1,929.5 billion yen for the first quarter of the year ended March 31, 2012 (fiscal 2012).

Operating profit* increased by 592% to 38.6 billion yen from 5.6 billion yen a year ago, while pre-tax income, net income and net income attributable to Panasonic Corporation increased to 37.8 billion yen, 11.1 billion yen and 12.8 billion yen from a loss of 17.4 billion yen, 32.6 billion yen and 30.4 billion yen, respectively. Despite sales decline and yen appreciation, these results were due mainly to fixed cost reductions and streamlining of material costs.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Segment

The Company restructured its Group organization on January 1, 2012, resulting in the number of reportable segments from six to eight. Accordingly, segment information for the first quarter of fiscal 2012 has been reclassified to conform to the presentation for the same period of fiscal 2013.

AVC Networks

Sales decreased by 20% to 359.7 billion yen from 449.9 billion yen a year ago. Despite favorable sales of PCs and others, this result was due mainly to significant sales decline in flat-panel TVs and BD recorders in Japan. Segment profit significantly improved to 7.4 billion yen, compared with a loss of 3.8 billion yen a year ago due mainly to fixed cost reduction and restructuring effects.

Appliances

Sales increased by 3% to 431.4 billion yen, compared with 417.7 billion yen a year ago. Despite sales decreases in compressors and motors, this result was due mainly to sales increases in refrigerators and washing machines. Segment profit increased by 7% to 37.4 billion yen, compared with 34.9 billion yen a year ago due mainly to fixed cost reduction.

Systems & Communications

Sales decreased by 9% to 164.5 billion yen from 181.6 billion yen a year ago due mainly to sales decreases in system-related equipment such as compact multifunction printers and private branch exchange (PBX) products. Segment loss amounted to 8.3 billion yen compared with a loss of 9.9 billion yen a year ago.

Eco Solutions

Overall sales remained stable at 355.2 billion yen compared with 356.5 billion yen a year ago. Despite sales increases in the lighting and environmental system businesses, this result was due mainly to sales decreases in the energy system business especially home use fire prevention devices in Japan. Segment profit decreased by 37% to 3.9 billion yen from 6.1 billion yen a year ago.

Automotive Systems

Sales significantly increased by 71% to 190.7 billion yen from 111.7 billion yen a year ago due mainly to strong sales in car AVC equipment and car navigation systems compared with the fiscal 2012 results affected by the Great East Japan Earthquake. Segment profit significantly improved to 4.2 billion yen compared with a loss of 3.7 billion yen a year ago due mainly to sales increase.

Industrial Devices

Sales decreased by 7% to 338.2 billion yen from 364.0 billion yen a year ago. Despite sales increases in electronic components and materials, this result was due mainly to sales decreases in optical pickups and semiconductors. Segment profit significantly improved to 7.3 billion yen compared with a loss of 2.7 billion yen a year ago due mainly to fixed cost reduction.

Energy

Sales decreased by 2% to 142.6 billion yen from 145.1 billion yen a year ago. Despite sales increases in automotive-use batteries, and solar photovoltaic systems in Japan, this result was due mainly to sales decreases in consumer-use lithium-ion batteries and dry batteries. Segment profit amounted to 0.1 billion yen compared with a loss of 7.5 billion a year ago due mainly to fixed cost reduction and streamlining material costs.

Other

Sales decreased by 29% to 343.5 billion yen from 484.5 billion yen a year ago. The sales decline owing to the SANYO-related business transfers implemented in fiscal 2012 led to the overall sales decrease. Segment profit increased by 6% to 4.1 billion yen from 3.9 billion yen a year ago due mainly to fixed cost reduction.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of June 30, 2012 decreased by 168.3 billion yen to 6,432.7 billion yen from March 31, 2012. This was due mainly to a decrease in investments and advances, affected by the disposition and decline of the market value in investment, in addition to appreciation of the yen.

Regarding liabilities, total liabilities amounted to 4,528.3 billion yen, a decrease of 95.2 billion yen compared with March 31, 2012. This was attributable primarily to a decrease in short-term bonds balance.

Panasonic Corporation shareholders’ equity decreased by 62.6 billion yen, compared with March 31, 2012, to 1,867.2 billion yen. This was due mainly to deterioration in accumulated other comprehensive income (loss) along with appreciation of the yen and decline of the market value in investment. Adding Noncontrolling interests to Panasonic Corporation shareholders’ equity, total equity decreased by 73.1 billion yen to 1,904.4 billion yen compared with March 31, 2012.

(4)	Cash Flows

Cash flows from operating activities

Net cash provided by operating activities for the first quarter of fiscal 2013 amounted to 53.8 billion yen compared with an outflow of 34.6 billion yen a year ago. This difference was due to a positive net income in first quarter of fiscal 2013 compared with a net loss in fiscal 2012, and an improvement in working capital (net of trade receivables, inventories and trade payables).

Cash flows from investing activities

Net cash provided by investing activities amounted to 1.3 billion yen compared with an outflow of 56.4 billion yen a year ago. This was due primarily to a decrease in capital expenditures and an increase in proceeds from disposals of investments and property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities increased by 37.9 billion yen to 73.8 billion yen, due mainly to a decrease in short-term bonds balance.

Taking into consideration exchange rate fluctuations, cash and cash equivalents totaled 536.7 billion yen as of June 30, 2012, down 37.8 billion yen, compared with the end of the last fiscal year.

(5)	Research and Development

Panasonic’s R&D expenditures for the three months ended June 30, 2012 totaled 122.5 billion yen, down 7% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Major Property, Plant and Equipment

Effective from the beginning of fiscal 2013, investments in molding dies are included in capital investment. Accordingly, the Company revised the forecast for fiscal 2013 of the capital investment to 360 billion yen from 310 billion yen of its original plan.

Panasonic’s capital investment (tangible assets) for the three months ended June 30, 2012 totaled 70.6 billion yen, up 10% from a year ago. In calculating this percentage, prior year’s figure has been revised to conform with the presentation for molding dies for fiscal 2013.

Panasonic transferred the Mobara plant of Panasonic Liquid Crystal Display Co., Ltd., to Japan Display Inc. in April 2012.

(7)	Depreciation

Panasonic’s depreciation (tangible assets) for the three months ended June 30, 2012 totaled 67.8 billion yen, down 9% from a year ago.

Effective from the beginning of fiscal 2013, depreciation expenses in molding dies are included in depreciation. In calculating percentage above, prior year’s figures have been revised to conform with the presentation for molding dies for fiscal 2013.

(8)	Number of Employees

Numbers of employees at the end of the first quarter of fiscal 2013 were 327,512, a decrease of 3,255, compared with the end of the fiscal 2012.

(9)	Risk Factors

There were no risks newly identified during the three months ended June 30, 2012.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2012: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2012: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2012

	Yen (millions)
Assets	June 30, 2012	March 31, 2012
Current assets:
Cash and cash equivalents	536,651	574,411
Time deposits	18,128	36,575
Short-term investments (Note 3)	466	483
Trade receivables:
Notes	81,414	73,044
Accounts (Note 12)	914,344	963,202
Allowance for doubtful receivables	(25,004)	(26,604)

Net trade receivables	970,754	1,009,642

Inventories (Notes 1 and 2)	838,387	801,991
Other current assets (Note 12)	462,499	454,663

Total current assets (Note 1)	2,826,885	2,877,765

Investments and advances (Note 3)	375,277	451,879

Property, plant and equipment (Notes 1 and 5):
Land	372,988	374,855
Buildings	1,673,472	1,679,665
Machinery and equipment	2,643,133	2,590,026
Construction in progress	89,356	90,786

	4,778,949	4,735,332
Less accumulated depreciation	3,042,705	2,972,774

Net property, plant and equipment	1,736,244	1,762,558

Other assets:
Goodwill	754,511	757,417
Intangible assets (Note 5)	335,882	345,751
Other assets	403,918	405,685

Total other assets	1,494,311	1,508,853

	6,432,717	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2012

	Yen (millions)
Liabilities and Equity	June 30, 2012	March 31, 2012
Current liabilities:
Short-term debt, including current portion of long-term debt (Note 11)	605,242	633,847
Trade payables:
Notes	64,573	53,243
Accounts (Note 12)	784,465	797,770

Total trade payables	849,038	851,013

Accrued income taxes	39,941	32,553
Accrued payroll	243,961	204,842
Other accrued expenses (Note 14)	707,288	749,495
Deposits and advances from customers	78,441	71,102
Employees’ deposits	7,631	7,651
Other current liabilities (Note 12)	293,429	329,001

Total current liabilities	2,824,971	2,879,504

Noncurrent liabilities:
Long-term debt	920,844	941,768
Retirement and severance benefits	550,947	566,550
Other liabilities	231,506	235,667

Total noncurrent liabilities	1,703,297	1,743,985

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,117,447	1,117,530
Legal reserve	95,538	94,512
Retained earnings	1,441,396	1,441,177
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(529,331)	(482,168)
Unrealized holding gains (losses) of available-for-sale securities (Note 3)	(12,941)	13,283
Unrealized gains (losses) of derivative instruments (Note 12)	1,457	(3,728)
Pension liability adjustments	(258,111)	(262,542)

Total accumulated other comprehensive income (loss)	(798,926)	(735,155)

Treasury stock, at cost (Note 6)	(247,020)	(247,018)

Total Panasonic Corporation shareholders’ equity (Note 10)	1,867,175	1,929,786

Noncontrolling interests (Note 10)	37,274	47,780

Total equity	1,904,449	1,977,566
Commitments and contingent liabilities (Notes 4 and 14)
	6,432,717	6,601,055

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)

Three months ended June 30, 2012 and 2011

Consolidated Statements of Operations

	Yen (millions)
	Three months ended June 30
	2012	2011
Revenues, costs and expenses:
Net sales	1,814,498	1,929,548
Cost of sales (Note 12)	(1,350,995)	(1,455,507)
Selling, general and administrative expenses	(424,900)	(468,465)
Interest income	2,803	3,426
Dividends received	2,228	2,815
Other income (Notes 11 and 12)	24,208	3,752
Interest expense	(5,626)	(7,345)
Other deductions (Notes 5, 11, and 12)	(24,391)	(25,657)

Income (loss) before income taxes	37,825	(17,433)
Provision for income taxes	(27,453)	(17,453)
Equity in earnings of associated companies	703	2,262

Net income (loss)	11,075	(32,624)
Less net income (loss) attributable to noncontrolling interests	(1,734)	(2,273)

Net income (loss) attributable to Panasonic Corporation	12,809	(30,351)

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	5.54	(13.13)
Diluted	—	—

Consolidated Statements of Comprehensive Income (Loss)

	Yen (millions)
	Three months ended June 30
	2012	2011
Net income (loss)	11,075	(32,624)
Other comprehensive income (loss), net of tax:
Translation adjustments	(50,747)	(28,327)
Unrealized holding losses of available-for-sale securities	(26,243)	(1,886)
Unrealized holding gains of derivative instruments (Note 12)	5,185	1,459
Pension liability adjustments	4,457	2,785

	(67,348)	(25,969)

Comprehensive income (loss)	(56,273)	(58,593)

Comprehensive income (loss) attributable to noncontrolling interests (Note 10)	(5,311)	(3,678)

Comprehensive income (loss) attributable to Panasonic Corporation (Note 10)	(50,962)	(54,915)

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2012 and 2011

	Yen (millions)
	Three months ended June 30
	2012	2011
Cash flows from operating activities:
Net income (loss)	11,075	(32,624)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization (Note 1)	84,875	95,319
Net (gain) loss on sale of investments	(7,034)	976
Provision for doubtful receivables	1,462	836
Deferred income taxes	(1,104)	7,843
Write-down of investment securities (Note 11)	596	133
Impairment losses on long-lived assets (Note 5)	162	882
Cash effects of change in:
Trade receivables	17,180	(2,866)
Inventories (Note 1)	(57,270)	(88,324)
Other current assets	(28,770)	(23,658)
Trade payables	23,860	(2,762)
Accrued income taxes	8,761	(15,497)
Accrued expenses and other current liabilities	4,262	18,886
Retirement and severance benefits	(4,312)	(5,802)
Deposits and advances from customers	6,346	9,160
Other, net	(6,320)	2,906

Net cash provided by (used in) operating activities	53,769	(34,592)

Cash flows from investing activities:
Proceeds from disposition of investments and advances	42,380	12,241
Increase in investments and advances	(1,244)	(2,181)
Capital expenditures (Note 1)	(86,019)	(97,546)
Proceeds from disposals of property, plant and equipment	37,762	25,397
Decrease in time deposits, net	16,918	10,297
Other, net	(8,480)	(4,575)

Net cash provided by (used in) investing activities	1,317	(56,367)

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2012 and 2011

	Yen (millions)
	Three months ended June 30
	2012	2011
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	(31,519)	2,736
Proceeds from long-term debt	—	730
Repayments of long-term debt	(23,965)	(18,211)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(11,559)	(10,351)
Dividends paid to noncontrolling interests (Note 10)	(6,642)	(5,796)
Repurchase of common stock (Note 10)	(9)	(55)
Sale of treasury stock (Note 10)	2	42
Purchase of noncontrolling interests (Note 10)	(686)	(5,197)
Other, net	563	217

Net cash used in financing activities	(73,815)	(35,885)

Effect of exchange rate changes on cash and cash equivalents	(19,031)	(10,941)

Net decrease in cash and cash equivalents	(37,760)	(137,785)

Cash and cash equivalents at beginning of period	574,411	974,826

Cash and cash equivalents at end of period	536,651	837,041

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by segment for the three months ended June 30, 2012 were as follows: AVC Networks—15%, Appliances—19%, Systems & Communications—7%, Eco Solutions—15%, Automotive Systems—8%, Industrial Devices—15%, Energy—6% and Other—15%. A sales breakdown by geographical market was as follows: Japan—51%, North and South America—13%, Europe—9%, and Asia and Others—27%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner that reflects adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” All significant intercompany balances and transactions have been eliminated in consolidation.

The equity method is used to account for investments in associated companies in which the Company exerts significant influence, generally having a 20% to 50% voting interest, and corporate joint ventures. These investments are included in “Investments and advances” in the consolidated balance sheets.

The Company has 564 consolidated subsidiaries and 101 associated companies under equity method as of June 30, 2012.

From fiscal 2013, the Company includes investments in molding dies and related depreciation expenses in capital investment and depreciation, respectively. Accordingly, the company changed its presentation of consolidated statements of cash flows to include investments in molding dies in “Capital expenditures” as part of investing activities, and include related depreciation expenses in “Depreciation and amortization” as part of operating activities, respectively, on the consolidated statement of cash flows for the three months ended June 30, 2012. The Company had historically presented them in “Changes in Inventories” as part of operating activities. Certain reclassifications have been made to the previous years’ related disclosures.

This revision decreased net cash used in operating activities and increased net cash used in investing activities by 8,666 million yen on the consolidated statement of cash flows for the three months ended June 30, 2011. As for the consolidated balance sheet as of March 31, 2012, “Inventories” in current assets decreased, and property, plant and equipment increased by 28,275 million yen, respectively.

The Company does not consider any of these revisions made to the consolidated statement of cash flows for the three months ended June 30, 2011, and balance sheet and the related disclosures as of March 31, 2012 to be material. The revisions do not have any impact on the consolidated statements of operations.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, impairment of goodwill, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2012, the Company adopted Accounting Standards Update (ASU) 2011-05, “Presentation of Comprehensive Income.” Under ASU 2011-05, which amends ASC 220, “Comprehensive Income,” an entity has the option to present the components of net income and other comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statements of equity. According to the adoption of ASU 2011-05, the Company presents two consecutive financial statements as “Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss)”.

On April 1, 2012, the Company adopted ASU 2011-08, “Testing Goodwill for Impairment.” ASU 2011-08, which amends ASC 350, “Intangibles—Goodwill and Other,” permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity need not perform the two-step impairment test. The adoption of ASU 2011-08 did not have any effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at June 30 and March 31, 2012 are summarized as follows:

	Yen (millions)
	June 30, 2012	March 31, 2012
Finished goods	475,661	450,990
Work in process	151,977	144,403
Raw materials	210,749	206,598

	838,387	801,991

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value and net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at June 30 and March 31, 2012 are as follows:

	Yen (millions)
	June 30, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	466	(7)

	473	466	(7)

Noncurrent:
Equity securities	137,635	152,310	14,675
Corporate and government bonds	1,701	1,728	27
Other debt securities	18	18	—

	139,354	154,056	14,702

	Yen (millions)
	March 31, 2012
	Cost	Fair value	Net unrealized holding gains (losses)
Current:
Other debt securities	473	483	10

	473	483	10

Noncurrent:
Equity securities	171,412	225,433	54,021
Corporate and government bonds	1,689	1,711	22
Other debt securities	80	110	30

	173,181	227,254	54,073

The carrying amounts of the Company’s cost method investments totaled 23,698 million yen and 24,553 million yen at June 30 and March 31, 2012, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, machinery and equipment, and finite-lived intangible assets. Future minimum lease payments under operating leases at June 30, 2012 are as follows:

Yen (millions)
Due within 1 year	45,290
Due after 1 year within 2 years	29,564
Due after 2 years within 3 years	14,179
Due after 3 years within 4 years	5,692
Due after 4 years within 5 years	3,668
Thereafter	13,706

Total minimum lease payments	112,099

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 162 million yen of long-lived assets mainly related to “Eco Solutions” segment for the three months ended June 30, 2012.

The Company recognized impairment losses in the aggregate of 882 million yen of long-lived assets mainly related to “Eco Solutions” segment for the three months ended June 30, 2011.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of June 30 and March 31, 2012 are as follows:

	Number of shares
	June 30, 2012	March 31, 2012
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	141,360,988	141,351,296

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of June 30 and March 31, 2012 are as follows:

	Yen
	June 30, 2012	March 31, 2012
Panasonic Corporation shareholders’ equity per share	807.71	834.79

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended June 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended June 30
	2012	2011
Net income (loss) attributable to Panasonic Corporation common shareholders	12,809	(30,351)

	Number of shares
	Three months ended June 30
	2012	2011
Average common shares outstanding	2,311,696,994	2,312,259,218

	Yen
	Three months ended June 30
	2012	2011
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	5.54	(13.13)

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On May 11, 2012, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 11,559 million yen on outstanding common stock as of March 31, 2012. The dividends, which became effective on June 8, 2012, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the three months ended June 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended June 30, 2012
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2012	1,929,786	47,780	1,977,566
Dividends paid to Panasonic Corporation shareholders	(11,559)	—	(11,559)
Dividends paid to noncontrolling interests	—	(6,642)	(6,642)
Repurchase of common stock	(9)	—	(9)
Sale of treasury stock	2	—	2
Equity transactions with noncontrolling interests	(83)	(603)	(686)
Other	—	2,050	2,050
Comprehensive income (loss):
Net income (loss)	12,809	(1,734)	11,075
Other comprehensive income (loss), net of tax:
Translation adjustments	(47,163)	(3,584)	(50,747)
Unrealized holding losses of available-for-sale securities	(26,224)	(19)	(26,243)
Unrealized holding gains of derivative instruments	5,185	—	5,185
Pension liability adjustments	4,431	26	4,457

Total comprehensive loss	(50,962)	(5,311)	(56,273)

Balance at June 30, 2012	1,867,175	37,274	1,904,449

	Yen (millions)
	Three months ended June 30, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(10,351)	—	(10,351)
Dividends paid to noncontrolling interests	—	(5,796)	(5,796)
Repurchase of common stock	(55)	—	(55)
Sale of treasury stock	256,037	—	256,037
Equity transactions with noncontrolling interests	16,472	(277,664)	(261,192)
Other	—	(165)	(165)
Comprehensive income (loss):
Net loss	(30,351)	(2,273)	(32,624)
Other comprehensive income (loss), net of tax:
Translation adjustments	(26,983)	(1,344)	(28,327)
Unrealized holding losses of available-for-sale securities	(1,810)	(76)	(1,886)
Unrealized holding gains of derivative instruments	1,459	—	1,459
Pension liability adjustments	2,770	15	2,785

Total comprehensive loss	(54,915)	(3,678)	(58,593)

Balance at June 30, 2011	2,766,180	100,040	2,866,220

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the three months ended June 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended June 30
	2012	2011
Net income (loss) attributable to Panasonic Corporation	12,809	(30,351)
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	(83)	17,310

Total	(83)	17,310

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	12,726	(13,041)

On April 1, 2011, Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. became wholly-owned subsidiaries through share exchange. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

(11)	Supplementary Information

Included in other deductions for the three months ended June 30, 2012 and 2011 are as follows:

	Yen (millions)
	Three months ended June 30
	2012	2011
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	392	3,571
Write-down of investment securities	596	133
Foreign exchange losses	7,137	4,229

Net loss related to the Great East Japan Earthquake included in other deductions for the three months ended June 30, 2011 amounted to 5,515 million yen, which was net of insurance recovery from loss due to the earthquake of 6,910 million yen.

Net gain from insurance recovery related to the flooding in Thailand included in other income for the three months ended June 30, 2012 amounted to 330 million yen, which was net of loss of 344 million yen incurred due to the flooding.

Net periodic benefit cost for the three months ended June 30, 2012 and 2011 are 14,938 million yen and 17,281 million yen, respectively.

326,000 million yen and 369,489 million yen of short-term bonds are included in Short-term debt, including current portion of long-term debt on the consolidated balance sheets as of June 30 and March 31, 2012, respectively.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at June 30, 2012 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at June 30, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	4,178	Other current liabilities	(176)
Commodity futures	Other current assets	6	Other current liabilities	(955)

Total derivatives designated as hedging instruments under ASC 815		4,184		(1,131)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	3,185	Other current liabilities	(1,202)
Cross currency swaps	—	—	Other current liabilities	(2,477)
Commodity futures	Other current assets	8,395	Other current liabilities	(8,395)

Total derivatives not designated as hedging instruments under ASC 815		11,580		(12,074)

Total derivatives		15,764		(13,205)

The fair values of derivative instruments at March 31, 2012 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	56	Other current liabilities	(10,209)
Commodity futures	Other current assets	1,599	Other current liabilities	(231)

Total derivatives designated as hedging instruments under ASC 815		1,655		(10,440)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	6,774	Other current liabilities	(1,524)
Cross currency swaps	Other current assets	304	—	—
Commodity futures	Other current assets	979	Other current liabilities	(979)

Total derivatives not designated as hedging instruments under ASC 815		8,057		(2,503)

Total derivatives		9,712		(12,943)

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2012 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(36)

Total		(36)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	38

Total		38

Fair value hedges resulted in gains of 2 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	7,518	Other income (deductions)	(3,800)
Commodity futures	(1,558)	Cost of sales	867

Total	5,960		(2,933)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	157
Commodity futures	—	—

Total		157

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	3,747
Cross currency swaps	Other income (deductions)	(2,781)
Commodity futures	Other income (deductions)	0

Total		966

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2011 is as follows:

Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(1,348)

Total		(1,348)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	1,702

Total		1,702

Fair value hedges resulted in gains of 354 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	3,087	Other income (deductions)	(2,376)
Commodity futures	(2,698)	Cost of sales	1,196

Total	389		(1,180)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	208
Commodity futures	—	—

Total		208

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,996
Cross currency swaps	Other income (deductions)	808
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		3,804

(13)	Fair Value

ASC 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at June 30 and March 31, 2012:

	Yen (millions)
	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	152,310	—	—	152,310
Corporate and government bonds	—	1,728	—	1,728
Other debt securities	—	484	—	484

Total available-for-sale securities	152,310	2,212	—	154,522

Derivatives:
Foreign exchange contracts	—	7,363	—	7,363
Commodity futures	198	8,203	—	8,401

Total derivatives	198	15,566	—	15,764

Total	152,508	17,778	—	170,286

Liabilities:
Derivatives:
Foreign exchange contracts	—	(1,378)	—	(1,378)
Cross currency swaps	—	(2,477)	—	(2,477)
Commodity futures	(9,158)	(192)	—	(9,350)

Total derivatives	(9,158)	(4,047)	—	(13,205)

Total	(9,158)	(4,047)	—	(13,205)

	Yen (millions)
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	225,433	—	—	225,433
Corporate and government bonds	—	1,711	—	1,711
Other debt securities	—	593	—	593

Total available-for-sale securities	225,433	2,304	—	227,737

Derivatives:
Foreign exchange contracts	—	6,830	—	6,830
Cross currency swaps	—	304	—	304
Commodity futures	2,056	522	—	2,578

Total derivatives	2,056	7,656	—	9,712

Total	227,489	9,960	—	237,449

Liabilities:
Derivatives:
Foreign exchange contracts	—	(11,733)	—	(11,733)
Commodity futures	(753)	(457)	—	(1,210)

Total derivatives	(753)	(12,190)	—	(12,943)

Total	(753)	(12,190)	—	(12,943)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

For the three months ended June 30, 2012 and 2011, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

The fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Available-for-sale securities

The carrying amount is equal to the fair value which is estimated based on quoted market prices. The fair value is also described in Note 3.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates. The Company classified long-term debt in Level 2.

Derivative financial instruments

The fair value of derivative financial instruments is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs. The fair value is equal to the carrying amount and also described in Note 12.

Advances

The fair value of advances is estimated based on the present value of future cash flows using appropriate current discount rates. The Company classified advances in Level 2. The following table excludes advances for which carrying amount approximates fair value.

Financial instruments other than listed above (such as Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses)

The carrying amount approximates fair value because of the short maturity of these instruments. The following table excludes these financial instruments.

	Yen (millions)
	June 30, 2012		March 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Available-for-sale securities	154,522	154,522	227,737	227,737
Liabilities:
Long-term debt, including current portion	(1,142,248)	(1,161,363)	(1,157,393)	(1,175,868)
Derivatives:
Assets:
Foreign exchange contracts	7,363	7,363	6,830	6,830
Cross currency swaps	—	—	304	304
Commodity futures:	8,401	8,401	2,578	2,578
Liabilities:
Foreign exchange contracts	(1,378)	(1,378)	(11,733)	(11,733)
Cross currency swaps	(2,477)	(2,477)	—	—
Commodity futures:	(9,350)	(9,350)	(1,210)	(1,210)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At June 30, 2012, the maximum amount of undiscounted payments the Company would have to make in the event of default was 31,588 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30, 2012 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2012, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 8,960 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30, 2012 was 3,083 million yen.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations.

Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In fiscal 2010, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has paid a fine to the U.S. Department of Justice and the Competition Bureau Canada in fiscal 2011 to resolve alleged antitrust violations relating to compressors for refrigerator use. In fiscal 2012, the Company received notification of a European Commission Decision and accepted a fine on refrigerator compressors. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. The ability to predict the outcome of these actions and proceedings is difficult to assess given that certain of the investigations and legal proceedings are still at an early stage, present novel legal theories, involve a large number of parties or taking place in jurisdictions outside of Japan where the laws are complex or unclear. Accordingly, the Company is unable to estimate the losses or range of losses for the actions and proceedings where there is only a reasonable possibility that a loss exceeding amounts already recognized may have been incurred.

Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting,” the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Segments correspond to categories of activity classified primarily by markets, products and brand names. The Company restructured its Group organization on January 1, 2012 resulting in eight reportable segments. “AVC Networks” provides imaging equipment such as flat-panel TVs, AVC network equipment including Blu-ray Disc recorders, digital cameras and PCs as well as in-flight entertainment systems and other business-use AV equipment; “Appliances” delivers the homemaking, cooking, beauty and grooming, health, air-conditioning equipment, and cooling and heating equipment; “Systems & Communications” delivers products and services of the system networks and mobile communications; “Eco Solutions” is comprised of four business groups, which are the lighting business, the energy systems business, the housing systems business, and the environmental systems business; “Automotive Systems” operates car-use-multimedia-related equipment, eco-car-related equipment and electrical component; “Industrial Devices” covers a wide range of products such as electronic components, semiconductors and optical devices; “Energy” develops a broad energy-based business including solar photovoltaic systems and lithium-ion batteries; and “Other” consists of Healthcare Company, Manufacturing Solutions Company, PanaHome Corporation and others.

By Segment:

Segment information for the three months ended June 30, 2011 has been reclassified to conform to the presentation for the three months ended June 30, 2012. Information by segment for each period is shown in the tables below:

	Yen (millions)
	Three months ended June 30
	2012	2011
Sales:
AVC Networks:
Customers	304,194	385,330
Intersegment	55,461	64,536

Total	359,655	449,866
Appliances:
Customers	333,317	303,730
Intersegment	98,087	114,024

Total	431,404	417,754
System & Communications:
Customers	109,670	133,864
Intersegment	54,805	47,704

Total	164,475	181,568
Eco Solutions:
Customers	293,113	296,368
Intersegment	62,054	60,170

Total	355,167	356,538
Automotive Systems:
Customers	186,883	104,461
Intersegment	3,844	7,266

Total	190,727	111,727
Industrial Devices:
Customers	277,369	303,585
Intersegment	60,882	60,395

Total	338,251	363,980
Energy:
Customers	83,423	78,650
Intersegment	59,221	66,490

Total	142,644	145,140
Other:
Customers	226,529	323,560
Intersegment	116,982	160,915

Total	343,511	484,475
Eliminations	(511,336)	(581,500)

Consolidated total	1,814,498	1,929,548

	Yen (millions)
	Three months ended June 30
	2012	2011
Segment profit (loss):
AVC Networks	7,400	(3,824)
Appliances	37,375	34,893
System & Communications	(8,310)	(9,907)
Eco Solutions	3,872	6,115
Automotive Systems	4,229	(3,644)
Industrial Devices	7,346	(2,667)
Energy	119	(7,487)
Other	4,113	3,864
Corporate and eliminations	(17,541)	(11,767)

Total segment profit	38,603	5,576

Interest income	2,803	3,426
Dividends received	2,228	2,815
Other income	24,208	3,752
Interest expense	(5,626)	(7,345)
Other deductions	(24,391)	(25,657)

Consolidated income (loss) before income taxes	37,825	(17,433)

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Three months ended June 30
	2012	2011
Sales:
Japan	922,144	967,596
North and South America	244,020	240,140
Europe	168,121	197,207
Asia and Others	480,213	524,605

Consolidated total	1,814,498	1,929,548

United States included in North and South America	206,296	201,995
China included in Asia and Others	252,708	270,782

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the three months ended June 30, 2012 and 2011.